Consolidated Financial Statements

June 30, 2008
(in United States Dollars, unless otherwise stated)

 Consolidated Balance Sheets
(Unaudited, in thousands of United States dollars)

	June 30	December 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$8,215	$3,601
Restricted cash	-	108
Receivables
Commodity taxes	13,196	10,240
Trade / other	3,903	1,740
Inventories (Note 6)	61,150	51,586
Prepaids and deposits	3,422	2,250
	89,886	69,525

Deposits on property, plant and equipment	6,522	5,395
Other long-term assets	4,879	192
Mining interests and property, plant and equipment	585,594	572,041
Goodwill	106,799	106,799
	$793,680	$753,952

LIABILITIES
Current
Payables and accruals	$31,227	$17,279
Current portion of long-term debt and capital leases (Note 7)	29,904	33,073
	61,131	50,352

Long-term debt and capital leases (Note 7)	5,992	1,334
Other long-term obligations	326	-
Asset retirement obligations	3,120	2,991
Employee future benefits	4,306	3,746
Future income taxes	112,170	108,879
	187,045	167,302
SHAREHOLDERS’ EQUITY
Capital stock	715,559	699,512
Contributed surplus	31,300	42,373
Deficit	(146,658)	(161,669)
Accumulated other comprehensive income	6,434	6,434
	606,635	586,650
	$793,680	$753,952

Nature of operations and going concern assumption (Note 1)

Signed on behalf of the Board:	"Signed"	"Signed"
	Fred George, Director	Andre Falzon, Director

See accompanying notes to the unaudited interim consolidated financial statements.

 Consolidated Statements of Operations and Comprehensive Income / (Loss)
 (Unaudited, in thousands of United States dollars except per share data)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenue from mining operations	$64,550	$38,415	$115,918	$81,915

Expenses
Production costs, excluding amortization & depletion	36,303	39,714	63,000	77,154
Refining costs	419	372	793	846
General and administrative	7,580	9,732	12,594	13,396
Amortization and depletion	10,529	13,867	20,455	26,473
	54,831	63,685	96,842	117,869

Earnings / (loss) before other items	9,719	(25,270)	19,076	(35,954)

Interest on long-term debt	(347)	(732)	(917)	(3,218)
Foreign exchange (loss) / gain	(329)	(2,128)	3,023	(3,761)
Interest and other income	99	265	173	318
	(577)	(2,595)	2,279	(6,661)

Earnings / (loss) before income taxes	9,142	(27,865)	21,355	(42,615)

Future income tax expense / (recovery)	1,100	(2,377)	3,027	(6,865)
Current tax expense	1,520	-	3,317	-
	2,620	(2,377)	6,344	(6,865)

Net earnings / (loss) and comprehensive income / (loss)	$6,522	$(25,488)	$15,011	$(35,750)

Net earnings / (loss) per share (Note 8)
Basic	$0.06	$(0.23)	$0.13	$(0.33)
Diluted	$0.05	$(0.23)	$0.12	$(0.33)

Weighted average shares outstanding (Note 8)
Basic	118,374,420	112,417,219	118,301,139	108,894,973
Diluted	120,749,503	112,417,219	120,820,514	108,894,973

See accompanying notes to the unaudited interim consolidated financial statements.

 Consolidated Statements of Cash Flows
(Unaudited, in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

OPERATING ACTIVITIES
Net earnings / (loss)	$6,522	$(25,488)	$15,011	$(35,750)
Amortization and depletion	10,529	13,867	20,455	26,473
Unrealized foreign exchange loss	2,126	2,291	272	5,446
Stock option expense, net of forfeitures	975	3,776	1,405	4,079
Employee future benefits	223	(1,234)	560	(1,049)
Future income tax expense / (recovery)	1,100	(2,377)	3,027	(6,865)
Other long-term obligations	326	-	326	-
Change in non-cash operating working capital (Note 9)	3,540	(7,899)	(1,162)	(18,659)

	25,341	(17,064)	39,894	(26,325)

INVESTING ACTIVITIES
Increase in deposits on property, plant and equipment	(625)	-	(1,127)	-
Expenditures on mining interests and property,
plant and equipment	(20,044)	(18,430)	(33,005)	(29,595)
	(20,669)	(18,430)	(34,132)	(29,595)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(620)	(625)	(1,228)	(1,313)
Proceeds from long-term debt	-	4,195	4,380	6,394
Repayment of long-term debt	(6,035)	(123,892)	(8,170)	(123,892)
Proceeds from equity offering	-	170,284	-	170,284
Proceeds from exercise of options	2,825	15,830	3,762	33,242
	(3,830)	65,792	(1,256)	84,715

Net increase in cash and cash equivalents	842	30,298	4,506	28,795

Cash and cash equivalents, beginning of period	7,373	2,571	3,709	4,074

Cash and cash equivalents, end of period	$8,215	$32,869	$8,215	$32,869

Cash and cash equivalents is comprised of the following:

Cash	$7,315	$32,869	$7,315	$32,869
Temporary investments	900	-	900	-
	$8,215	$32,869	$8,215	$32,869

See accompanying notes to the unaudited interim consolidated financial statements.

 Consolidated Statements of Shareholders’ Equity
(Unaudited, in thousands of United States dollars)

	Six months ended
	June 30, 2008	June 30, 2007

Capital stock
Balance, beginning of period	$699,512	$463,333
For cash pursuant to exercise of stock options	3,762	33,247
Fair value of options exercised	12,285	32,646
Public offering	-	178,120
Share issuance costs	-	(7,836)
Balance, end of period	$715,559	$699,510

Contributed surplus
Balance, beginning of period	$42,373	$71,747
Fair value of options exercised	(12,285)	(32,646)
Forfeitures	(136)	-
Stock option expense	1,348	3,633
Balance, end of period	$31,300	$42,734

Deficit
Balance, beginning of period	$(161,669)	$(60,354)
Net earnings / (loss)	15,011	(35,750)
Balance, end of period	$(146,658)	$(96,104)

Accumulated other comprehensive income	$6,434	$6,434

Total shareholders’ equity	$606,635	$652,574

See accompanying notes to the unaudited interim consolidated financial statements.

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

1.

Nature of operations and going concern assumption

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties in Mexico.  The Company’s common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The future of the Company is dependent on the continued successful operation of the Ocampo and El Cubo properties.  If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements.  The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as noted.  These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

3.

Changes in accounting policies

(i)

Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title.  This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory.  Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred.  In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of major spare parts from supplies inventories to property, plant, and equipment on January 1, 2008.  Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii)

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation.  The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments.  This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments, including a sensitivity analysis for market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company.  See Note 14 for further information.

(iii)

Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  The adoption of this standard did not have any effect on the financial position or performance of the Company.  See Note 15 for further information.

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

4.

Recent accounting pronouncement

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)

Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets.  This new section establishes standards for the recognition of internally developed intangible assets.  The standards for the recognition and impairment testing of goodwill are carried forward unchanged.  This section is applicable to the Company commencing January 1, 2009.   The Company does not expect that this Section will have a significant effect on the Company’s financial statements.

(ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.

Change in estimate

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.  Previously, the Company estimated the useful life based on proven and probable reserves to be mined.  Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively.  The impact of this change on the Company’s financial results for the three months ended June 30, 2008 was to reduce amortization and depletion by approximately $1.3 million, and to reduce inventories by approximately $1.1 million.

6.

Inventories

	June 30	December 31
	2008	2007
Supplies	$15,412	$14,808
Ore stockpiles	2,453	3,338
Ore in process	42,184	31,869
Finished product	1,101	1,571
	$61,150	$51,586

During the three months and six months ended June 30, 2008, the Company recognized $36,303 and $63,000 respectively (three months and six months ended June 30, 2007 - $39,714 and $77,154 respectively) of inventories as an expense.  During the three months and six months ended June 30, 2008 the Company recognized $608 of inventory write-downs as an expense (three months and six months ended June 30, 2007 – $Nil).

7.

Long-term debt

During the second quarter, the Company entered into an eight year consultancy agreement with a third party, whereby the Company will receive assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental regulations.  The obligation is non-interest bearing, and has been recorded at fair value using a rate of 8%, with payment terms as follows: an initial payment of $1,000 was made on June 1, 2008, two payments of $400 will be made in each of July 2008 and January 2009, and seven annual payments of $800 will be made in January of each subsequent year.  As of June 30, 2008 the total balance outstanding is $4,704 (current portion – $777).

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

8.

Net earnings / (loss) per share

Basic net earnings / (loss) per share is calculated based on the weighted average number of shares outstanding during the three and six months ended June 30, 2008 of 118,374,420 and 118,301,139, respectively (three and six months ended June 30, 2007 – 112,417,219 and 108,894,973, respectively).  Diluted net earnings / (loss) per share is based on the assumption that options under the stock option plan that have an exercise price greater than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted.  As of June 30, 2008, 3,167,110 and 3,177,110 stock options were excluded from the computation of diluted earnings per share for the three and six month periods ended because their effect would have been anti-dilutive (three and six months ended June 30, 2007 – 9,883,787).

9.

Supplemental cash flow information

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Change in non-cash working capital:
Receivables	$(1,822)	$(450)	$(5,191)	$(5,504)
Prepaids and deposits	(620)	67	(349)	(677)
Inventories	(4,571)	(73)	(9,570)	2,245
Payables and accruals	10,553	(7,443)	13,948	(14,723)
	$3,540	$(7,899)	$(1,162)	$(18,659)

Interest paid	$618	$986	$1,196	$4,325
Taxes paid	$1,043	$-	$2,422	$-

10.

Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. All employee future benefit plans are unfunded, and have a measurement dates and actuarial valuation dates of December 31st.  For the three and six months ended June 30, 2008, the Company has recorded $324 and $633 respectively in expenses (three and six months ended June 30, 2007 - $690 and $749 respectively).

11.

Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business.  The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.  In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

During the three months ending June 30, 2008, the $13 million claim brought against an inactive subsidiary of the Company, initiated by Rafael Villagomez, a former 50% owner of the shares of El Cubo, was dismissed by the courts of the State of Guanajuato, Mexico.

On July 11, 2008, the claim filed against the Company by Ed J. McKenna was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million.  Management continues to consider the allegations in the claim to be without merit, and no amount has been accrued in the accounts of the Company.

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

12.

Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
(a) Production costs – labour	$8,821	$8,114	$17,651	$15,931
(a) Mining interests – labour	398	649	692	1,216
(b) Production costs – consumables	3,084	1,409	4,462	1,409
(c) Capital assets	-	25	-	25
	$12,303	$10,197	$22,805	$18,581

(a)

The Company pays a third party company related to a director for the provision of workers in Mexico at cost plus 10% (2007 - 13%).

(b)

The Company pays two third party companies related to a director for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

(c)

The Company paid a third party company related to a director for the provision and construction of production and support facilities.

As at June 30, 2008, the Company had $1,539 (December 31, 2007 - $1,775) included in payables and accruals and $808 (December 31, 2007 - $Nil) included in trade receivables, representing the amounts owing to / from these related parties.

13.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, payables and accruals, long-term debt and capital leases.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars.  Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to the annual consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities due to the relatively short terms to maturity or due to the borrowing terms being comparable to current market terms for similar liabilities.

14.

Financial risk management

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks.  The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks.  The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Market risk

(i)

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments.  The Company does not actively hedge this exposure.

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

(ii)

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt.  The Company has not entered into any agreements to hedge against unfavourable changes in interest rates.  If interest rates had been 0.5% higher during the three months ended June 30, 2008, equity and net earnings would have decreased by $54 ($80 for the six months ended June 30, 2008), arising mainly as a result of higher interest rates on variable borrowings.  This analysis assumes that other variables remain constant (a 0.5% decrease in interest rates would have had the equal but opposite effect).

(iii)

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican Pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  The Company does not actively manage this exposure.

At June 30, 2008, the Company’s exposure to foreign currency exchange risk was as follows:

	CAD	MXN
Cash and cash equivalents	$915	17,831
Receivables	754	145,892
Payables and accruals	2,574	(188,367)
Long-term debt and capital leases	-	(2,024)
Net balance sheet exposure	$4,243	(26,668)

A 10% weakening of these currencies against the US dollar at June 30th would have increased / (decreased) equity and net earnings by the amounts shown below.  This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity/earnings
CAD	$(379)
MXN	235

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet.  The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating.  The Company does not have any significant concentration of credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due.   The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  The Company has in place a $60 million revolving credit facility, of which $29.8 million was drawn at June 30, 2008.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$31,227	$(31,227)	$(31,227)	$-	$-	$-	$-
Long-term debt and capital leases	35,896	(38,781)	(30,478)	(1,483)	(1,678)	(2,742)	(2,400)
	$67,123	$(70,008)	$(61,705)	$(1,483)	$(1,678)	$(2,742)	$(2,400)

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

15.

Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position.  There were no changes to the Company’s overall capital management approach during the current quarter.

The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required.  This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%.  As at June 30, 2008, the ratio of gross debt to total equity was 5.95% (December 31, 2007 – 5.86%), calculated as follows:

	June 30, 2008	December 31, 2007
Current portion of long-term debt	$29,904	$33,073
Long-term debt	5,992	1,334
Gross debt	35,896	34,407

Shareholders’ equity	$606,635	$586,650

Gross debt / Shareholders’ equity	5.95%	5.86%

16.

Interest and other income and expenses

For the three months ended June 30, 2008, the Company incurred $347 (three months ended June 30, 2007 - $732) in interest expense on financial liabilities recorded at amortized cost.  For the six months ended June 30, 2008, the Company incurred $917 (six months ended June 30, 2008 - $3,218) in interest expense on financial liabilities recorded at amortized cost.

During the three and six months ended June 30, 2008, the Company recognized an increase in the allowance for doubtful accounts related to commodity taxes receivable of $Nil and $212 respectively (three and six months ended June 30, 2007 - $Nil).

17.

Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations.  Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results and capital expenditures by segment:

	Three months ended June 30, 2008
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$47,340	$17,210	$-	$64,550
Production costs	24,242	12,061	-	36,303
Refining costs	297	122	-	419
General and administrative	2,826	1,067	3,687	7,580
Amortization and depletion	7,317	3,184	28	10,529
	34,682	16,484	3,715	54,831
Earnings / (loss) before other items	$12,658	$776	$(3,715)	$9,719
Expenditures related to mining interests and property, plant and equipment	$16,094	$3,790	$160	$20,044

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

	Three months ended June 30, 2007
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$26,763	$11,652	$-	$38,415
Production costs	31,870	7,844	-	39,714
Refining costs	250	122	-	372
General and administrative	922	74	8,736	9,732
Amortization and depletion	8,636	5,211	20	13,687
	41,678	13,251	8,756	63,685
Loss before other items	$(14,915)	$(1,599)	$(8,756)	$(25,270)
Expenditures related to mining interests and property, plant and equipment	$14,438	$3,969	$23	$18,430

	Six months ended June 30, 2008
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$81,312	$34,606	$-	$115,918
Production costs	40,909	22,091	-	63,000
Refining costs	521	272	-	793
General and administrative	3,831	1,092	7,671	12,594
Amortization and depletion	12,925	7,485	45	20,455
	58,186	30,940	7,716	96,842
Earnings / (loss) before other items	$23,126	$3,666	$(7,716)	$19,076
Expenditures related to mining interests and property, plant and equipment	$26,908	$5,926	$171	$33,005

	Six months ended June 30, 2007
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$60,043	$21,872	$-	$81,915
Production costs	61,454	15,700	-	77,154
Refining costs	612	234	-	846
General and administrative	1,771	363	11,262	13,396
Amortization and depletion	16,018	10,418	37	26,473
	79,855	26,715	11,299	117,869
Loss before other items	$(19,812)	$(4,843)	$(11,299)	$(35,954)
Expenditures related to mining interests and property, plant and equipment	$21,929	$7,545	$121	$29,595

The following are the total assets by segment:
	Ocampo	El Cubo	Other	Total
Total assets as at June 30, 2008	$409,893	$379,574	$4,213	$793,680
Total assets as at December 31, 2007	$379,285	$373,044	$1,623	$753,952

All goodwill included on the balance sheet relates to the El Cubo operating segment.

 Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise noted)

18.

Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for June 30, 2008.